EXHIBIT 99.9

Ernst & Young LLP 2200, 215 2nd St SW Calgary, AB T2P 1M4	Tel: +1 403 206 5000 Fax: +1 403 290 4265 ey.com/ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference of our Firm under the caption “Experts”, and to the incorporation by reference in the following Registration Statements:

Form F-10 No. 333-259616 pertaining to the registration of Debt and Equity Securities of High Tide Inc. and to the use herein of our report dated January 30, 2023, with respect to the consolidated statements of financial position as at October 31, 2022 and 2021 and the consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for each of the years in the two-year period ended October 31, 2022, included in this Amendment No. 1 to the Annual Report on Form 40-F.

/s/ Ernst & Young LLP
Calgary, Alberta	Chartered Professional Accountants
February 15, 2023